UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 22, 2016

LIBERTY MEDIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On March 22, 2016, Liberty Media Corporation (“Liberty”) issued a press release announcing the details for its upcoming special meeting of stockholders at which holders will be asked to vote on several proposals related to the creation of the proposed SiriusXM Group, Braves Group and Media Group tracking stocks. Also, on March 22, 2016, Liberty issued a press release and sent an invitation to certain analysts regarding an investor meeting for the proposed Braves Group on April 21, 2016.

These press releases and the invitation to analysts are being filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively, to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended, and are hereby incorporated by reference into this Item 8.01.

Item 9.01.  Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Name

99.1	Press Release issued by Liberty, dated March 22, 2016, regarding the special meeting
99.2	Press Release issued by Liberty, dated March 22, 2016, regarding the Braves Group Investor Meeting
99.3	Invitation for Braves Group Investor Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 22, 2016

LIBERTY MEDIA CORPORATION

By:	/s/ Wade Haufschild
Name: Wade Haufschild
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Name

99.1	Press Release issued by Liberty, dated March 22, 2016, regarding the special meeting
99.2	Press Release issued by Liberty, dated March 22, 2016, regarding the Braves Group Investor Meeting
99.3	Invitation for Braves Group Investor Meeting